Exhibit 8.1

Subsidiaries of Nexters Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Cubic Games Limited	Cyprus
Flow Research S.L.	Spain
Gamepositive LLC	Russia
Gracevale Limited	Cyprus
Kadexo Limited	Cyprus
LLC “Light Map”	Russia
Nexters Global Limited	Cyprus
Nexters Online LLC	Russia
Nexters Studio LLC	Russia
Nexters Studio Armenia LLC	Armenia
NHW Limited	Cyprus
Synergame Investment Ltd	Cyprus